================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   GMAM ABSOLUTE RETURN STRATEGIES FUND, LLC
                       (Name of Subject Company (Issuer))

                   GMAM ABSOLUTE RETURN STRATEGIES FUND, LLC
                      (Name of Filing Person(s) (Issuer))

                           LIMITED LIABILITY COMPANY
                         (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                              Merryl Hoffman, Esq.
                General Motors Investment Management Corporation
                          767 Fifth Avenue, 15th Floor
                               New York, NY 10153
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
               Communications on Behalf of the Filing Person(s))

                                With a copy to:
                            MICHAEL S. CACCESE, ESQ.
                                 K&L GATES LLP
                         STATE STREET FINANCIAL CENTER
                               ONE LINCOLN STREET
                                BOSTON, MA 02111

                               SEPTEMBER 1, 2011
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

Transaction Valuation:  $800,000,000 (a)       Amount of Filing Fee:  $92,880 (b)

(a)   Calculated  as the aggregate maximum value of Interests being purchased.

(b)   Calculated  at  $116.10  per  $1,000,000  of  the Transaction Valuation.

================================================================================

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount  Previously  Paid:
                           ----------------------------
Form  or  Registration  No.:
                            ---------------------------
Filing  Party:
                ---------------------------------------
Date  Filed:
                ---------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

     GMAM Absolute Return Strategy Fund I (the "Fund"), a series of GMAM Absolute Return Strategies Fund, LLC (the "Company"), is offering to purchase Interests (as defined below) in the Fund (the "Offer") in an amount up to $800,000,000 of the net assets of the Fund from members of the Fund (the "Members") at their net asset value, less any Early Withdrawal Charge (as defined below) due to the Fund in connection with the repurchase. As used in this Schedule TO, the term "Interest" or "Interests" refers to the outstanding units of interests in the Fund or portions of interests that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Member's Interest, as the context requires. Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Time on Friday, September 30, 2011 (the "Initial Notice Due Date"), subject to any extension of the Offer made in the absolute discretion of the Fund's board of managers (the "Board of Managers"). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender an Interest for purchase is called the "Notice Due Date," and is the date upon which the Offer expires. The net asset value of Interests will be calculated for this purpose as of October 31, 2011, or at a later date determined by the Fund if the Offer is extended (in each case, the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

     A Member may tender his or her entire Interest or a portion of his or her Interest. A Member who tenders all or a portion of an Interest prior to holding such Interest for at least 12 consecutive months will be subject to an "Early Withdrawal Charge" due to the Fund equal to 4.0% of the amount requested to be purchased, to be netted against withdrawal proceeds, except to the extent waived or reduced by the Fund.

     If a Member tenders his or her Interest and the Fund is repurchasing that Interest, the Fund will, upon the expiration of the Offer, identify an amount of any underlying hedge fund securities being liquidated and cash approximately equal to the payment required to redeem all Interests accepted for purchase. The Member will receive an amount equal to the unaudited net asset value of the Interest tendered (valued in accordance with the Fund's Amended and Restated Limited Liability Company Agreement, dated as of November 22, 2002, as amended July 28, 2003, August 18, 2008, March 17, 2009 and August 31, 2010, and as it further may be amended, modified or otherwise supplemented from time to time, the "LLC Agreement") determined as of the Valuation Date, less any Early Withdrawal Charge due to the Fund, if any.

     The Member will receive a payment (the "Tender Payment"), which will be non-interest bearing and non-transferable, in an amount equal to 100% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date (which amount shall be reduced by the full amount of any Early Withdrawal Charge with respect to such Interest). The Tender Payment will be paid to the Member within forty-five days (45) after the Valuation Date or, if the Fund has requested withdrawal of its capital from any investment funds or managed accounts in order to fund the repurchase of Interests, ten (10) business days after the Fund has received at least ninety percent (90%) of the aggregate amount withdrawn by the Fund from such investment funds and managed accounts (the "Payment Date"). The Tender Payment will be transmitted to an account designated by the Member by BNY Mellon Asset Servicing (formerly, PNC Global Investment Servicing (U.S.) Inc.) (referred to herein as "BNY" or the "Administrator") on the Member's behalf.

     A Member who tenders for repurchase only a portion of the Member's Interests is required to maintain a capital account balance of at least $10,000,000. If a Member tenders a portion of the Member's Interests and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member's Interests. Additionally, the Fund reserves the right to reduce or waive the minimum capital account balance.

     If the Board of Managers determines to limit the amount of Interests subject to a repurchase offer and the amount tendered for repurchase exceeds such amount, the Interests will be redeemed on a pro rata basis.

     The Offer is being made to all Members of the Fund. If the Fund accepts the tender of a Member's Interest, the Fund will make payment for Interests it purchases in the form of cash distributions equal to the unaudited net asset value of the Interests repurchased, less any Early Withdrawal Charge due to the Fund; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

     Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Time, on September 30, 2011 (or, if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Member's tender of an Interest on or prior to October 28, 2011 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date.

     If a Member would like the Fund to purchase its entire Interest or any portion of its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to GMAM Absolute Return Strategies Fund, LLC, c/o BNY Mellon Asset Servicing at P.O. Box 220, Claymont, DE 19703, Attention: Tender Offer Administrator - GMAM ARS; or (ii) fax it to BNY at (302) 791-2790, Attention:
Tender Offer Administrator - GMAM ARS, so that it is received before 12:00 midnight, Eastern Time, on September 30, 2011. IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO BNY PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON SEPTEMBER 30, 2011). The value of the Interests may change between the last time prior to the date of this filing as of which the net asset value was calculated and the Valuation Date, the date as of which the value of the Interests being purchased will be determined. Members desiring to obtain the estimated net asset value of their Interests, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact BNY, at (888) 697-9661 or (866) 306-0232 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

   Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on September 30, 2011, a Member that tenders its entire Interest will remain a Member of the Fund through the Valuation Date, when the net asset value of the Member's Interest is calculated, notwithstanding the Fund's acceptance of the Member's Interest for purchase.

ITEM 2. ISSUER INFORMATION.

     (a) The name of the issuer is "GMAM Absolute Return Strategy Fund I", a series of GMAM Absolute Return Strategies Fund, LLC. The Company is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and is organized as a Delaware limited liability company. The Fund's primary investment goal is to provide investors with exposure to a broad-ranging, multi-manager portfolio of private investment funds not registered under the 1940 Act with the aim of delivering returns having relatively low volatility and relatively low dependence on movements in major equity and bond markets.

     (b) The title of the securities that are the subject of the Offer is "outstanding units of interests," or portions thereof, in the Fund. As of the close of business on June 30, 2011, there were approximately $6,572,519,592 of Interests issued and outstanding. On the terms and subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to $800,000,000 of the net assets of the Fund that are tendered by and not withdrawn by Members as described above in Item 1.

     (c) There is no established trading market for the Interests, and any transfer of an Interest is strictly limited by the terms of the LLC Agreement.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

   The name of the filing person (i.e., the Fund and the subject company) is "GMAM Absolute Return Strategy Fund I", a series of GMAM Absolute Return Strategies Fund, LLC. The Fund's principal executive office is located at 767 Fifth Avenue, 15th Floor, New York, NY 10153, and the telephone number is (212) 418-6150. The investment adviser of the Fund is General Motors Investment Management Corporation (the "Adviser"). The principal executive office of the Adviser is located at 767 Fifth Avenue, 15th Floor, New York, NY 10153. The Board of Managers, which has the overall responsibility for the management and control of the operations of the Fund, consists of Walter G. Borst, Charles A. Hurty and Robert E. Shultz. Their address is c/o the Fund at 767 Fifth Avenue, 15th Floor, New York, NY 10153.

ITEM 4. TERMS OF THE TENDER OFFER.

         (a)(1):

         (i) On the terms and subject to the conditions set out in the Offer (including a pro rata reduction in the number of tendered Interests that will be accepted by the Fund in the event that the Fund accepts its tendered interests on a pro rata basis, as described in Item 4(a)(ix) below), the Fund will purchase Interests in an amount up to $800,000,000 of the net assets of the Fund that are tendered by Members by 12:00 midnight, Eastern Time, on September 30, 2011 (or, if the Offer is extended, by any later Notice Due Date) and not = withdrawn as described in Item 4(a)(1)(vi).

         (ii) The value of the Interests tendered to, and accepted by, the Fund for repurchase will be the net asset value as of the close of business on October 31, 2011, or, if the Offer is extended, as of any later Valuation Date, less any Early Withdrawal Charge due to the Fund. See Item 4(a)(1)(v) below.

     A Member may tender its entire Interest or a portion of its Interest. Each Member that tenders an Interest that is accepted for purchase will be sent a letter notifying Members that the Fund has received and accepted their tenders for repurchase promptly after the Notice Due Date. The Fund will identify an amount of any underlying hedge fund securities being liquidated and cash approximately equal to the payment required to redeem all Interests accepted for repurchase. Members will be paid an amount equal to the value, determined as of the Valuation Date, of the Interest being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements), less any Early Withdrawal Charge due to the Fund.

     The Member will receive the Tender Payment, which will be non-interest bearing and non-transferable, in an amount equal to 100% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date (which amount shall be reduced by the full amount of any Early Withdrawal Charge with respect to such Interest). The Tender Payment will be paid to the Member within forty-five days (45) after the Valuation Date or, if the Fund has requested withdrawal of its capital from any investment funds or managed accounts in order to fund the repurchase of Interests, ten (10) business days after the Payment Date. The Tender Payment will be transmitted to the Member by BNY on the Member's behalf.

     Generally, payments for a repurchase will be in the form of cash distributions equal to the value of the Interest repurchased, less any Early Withdrawal Charge due to the Fund. However, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

     A Member who tenders for repurchase only a portion of the Member's Interests is required to maintain a capital account balance of at least $10,000,000. If a Member tenders a portion of the Member's Interests and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member's Interests. Additionally, the Fund reserves the right to reduce or waive the minimum capital account balance.

         (iii) The Offer is scheduled to expire at 12:00 midnight, Eastern Time, on September 30, 2011 unless the Offer is extended. See Item 4(a)(1)(v) below. Members that desire to tender an Interest for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

         (iv) Not applicable.

         (v) At the absolute discretion of the Board of Managers, the Fund rese-rves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension. If the Fund elects to extend the Offer period, the net asset value of the Interests tendered for repurchase will be determined at the close of business on a day determined by the Fund and notified to the Members. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Managers, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in
Section 8 of the Offer to Purchase (included as Exhibit B) dated September 1, 2011, and, in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

         (vi) Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Time, September 30, 2011 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if the Fund has not yet accepted a Member's tender of an Interest on or prior to October 28, 2011 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date.

         (vii) Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (included as Exhibit C) to BNY to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to BNY, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by BNY, either by mail or by fax, no later than 12:00 midnight, Eastern Time, on Friday, September 30, 2011 (or, if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to BNY by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to BNY must also send or deliver the original completed and executed Letter of Transmittal to BNY promptly thereafter.

     Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by BNY at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

         (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Interest.
         (ix) If Interests in excess of $800,000,000 of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion:
(a) accept the additional Interests permitted to be accepted pursuant to

Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

         (x) The repurchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests repurchased. These risks include the potential for greater volatility due to a more limited portfolio and a resulting decrease in diversification. The Fund believes, however, that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time.

         (xi) Not applicable.

         (xii) The following discussion is a general summary of the federal income tax consequences of the repurchase of Interests by the Fund for cash pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

         In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. If the Fund purchases a Member's entire Interest, the Member may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

              (2) Not  applicable.

         (b) Any Interests to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other repurchase of Interests.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The Fund's Registration Statement on Form N-2, filed with the U.S. Securities and Exchange Commission (the "SEC") on November 27, 2002 (as most recently amended on September 25, 2008 and as it and the Confidential Memorandum contained therein may be further amended, modified or otherwise supplemented from time to time, the "Registration Statement"), and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is the recommendations of the Adviser. The Registration Statement also states that the Board of Managers will not cause the Fund to offer to repurchase Interests on more than four occasions during any one fiscal year unless it has been advised by counsel that such more frequent offers will not result in any adverse tax consequences to the Fund. Based on advice of tax counsel previously received by the Adviser, the Adviser can recommend to the Board of Managers that the Fund offer to repurchase Interests from Members in excess of four times per fiscal year. The Fund commenced operations on June 26, 2001. The Fund concluded four previous offers to purchase Interests from Members, with the first in March 2008, the second in October 2009, the third in March 2010 and the fourth in September 2010.

     The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Adviser or members of the Board of Managers or any person controlling the Fund or the Adviser; and (ii) any other person, with respect to the Interests. The Adviser also acts as named fiduciary for investment purposes with respect to one or more Members, and the matters set forth in this Item 5 are qualified by actions that the Adviser may take in such fiduciary capacity with respect to investment considerations of such Members.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

        (a) The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

        (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the LLC Agreement.

        (c) None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund or the Adviser has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund;
(4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6), (7) and (8) (these subsections of Regulation M-A ss. 229.1006(c) are not applicable to the Fund because Interests are not traded in any market);
(9) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month or otherwise from time to time in the discretion of the Adviser), or the disposition of Interests (other than through periodic purchase offers, including the Offer or as otherwise permitted by the LLC Agreement); or (10) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. The Adviser also acts as named fiduciary for investment purposes with respect to one or more Members, and the matters set forth in this Item 6(c) are qualified by actions that the Adviser may take in such fiduciary capacity with respect to investment considerations of such Members.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The Fund expects that the amount offered for the repurchase of Interests pursuant to the Offer, which will not exceed $800,000,000 of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid in the form of cash distributions equal to the value of the Interests repurchased, less any Early Withdrawal Charges due to the Fund; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

        (b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

        (c) Not applicable.

        (d) None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund or the Adviser has determined at this time to borrow funds to repurchase Interests tendered and accepted in connection with the Offer. Depending on the dollar amount of Interests tendered and accepted and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for its interests (including those tendered by the Members in connection with the Offer) pursuant to a simultaneous tender offer, subject to compliance with applicable law. If the Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, JPMorgan Chase Bank, to serve as collateral for any amounts so borrowed, and, if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members or from withdrawals of its capital from the investment funds in which it invests.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Not  applicable.

        (b) There have been no transactions involving Interests that were affected during the past 60 days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund or the Adviser

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

             No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

        (a) (1) The Fund commenced operations on June 26, 2001. Reference is made to the audited Financial Statements of the Fund for the fiscal year ended March 31, 2011, which were filed with the SEC on June 6, 2011 and mailed to Investors on or about May 27, 2011. Unaudited Financial Statements for the six-month period ended September 30, 2011 will be filed with the SEC on Form N-CSRS on or about December 2, 2011. Copies of the Fund's financial information may be found on the SEC's Web site at www.sec.gov or may be obtained free of charge by calling BNY at (302) 791-2595.

            (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have shares, and consequently does not have earnings per share information.

            (3) Not applicable.

            (4) The Fund does not have shares, and consequently does not have book value per share information.

        (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.  ADDITIONAL INFORMATION.

          (a)  (1)  None.

               (2)  None.

               (3)  Not applicable.

               (4)  Not applicable.

               (5)  None.

          (b)  None.

ITEM 12.  EXHIBITS.

        Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

          A.  Cover Letter to Offer to Purchase  and  Letter  of  Transmittal.

          B.  Offer to Purchase.

          C.  Form of Letter of Transmittal.

          D.  Form of Notice of Withdrawal of Tender.

          E. Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.

                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

                                         GMAM ABSOLUTE RETURN STRATEGY FUND
                                         I, a series of GMAM ABSOLUTE RETURN
                                         STRATEGIES FUND, LLC

                                         By:  /s/ John S. Stevens
                                              ------------------------
                                              Name:  John S. Stevens
                                              Title: Managing Director and
                                                     Portfolio Manager
                                                     September 1, 2011

                                 EXHIBIT INDEX

EXHIBITS

A   Cover Letter to Offer to Purchase and Letter of Transmittal.

B   Offer to Purchase.

C   Form of Letter of Transmittal.

D   Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interest